FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 27, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 1

RBS Capital Resolution ('RCR')

Appendix 1 RBS Capital Resolution

Background
In June 2013, in response to a recommendation by the Parliamentary Commission on Banking Standards, the UK Government announced it would review the case for an external 'bad bank', based on three objectives as originally outlined by the Chancellor:

•	accelerating the return of RBS to the private sector;
•	supporting the British economy; and
•	best value for the taxpayer.

Following this announcement, RBS worked closely with HM Treasury ('HMT') and its advisers to identify a pool of assets with particularly high long-term capital intensity, credit risk, low returns and/or potential stress loss in varying scenarios. The balance of this identified pool was £47 billion as at 30 June 2013. The pool was forecast to be c.£38 billion of assets as at 31 December 2013, which together with derivatives were forecast to attract c.£116 billion of RWA equivalents.

HMT published its report on 1 November 2013. The review concluded that the effort, risk and expense involved in the creation of an external bad bank could not be justified. It also concluded that "RBS's existing provisions and levels of capital deducted suggested that projected future losses are appropriately covered".

As a result, and in line with its new strategic direction set out on 1 November 2013, RBS announced the creation of RBS Capital Resolution ('RCR') to separate and wind down RBS's high capital intensive assets. RCR will bring assets under common management and was established with the following principles:

•	removing risk from the balance sheet in an efficient, expedient and economic manner;
•	reducing the volatile outcomes in stressed environments; and
•	accelerating the release of capital through management and exit of the portfolio.

The RCR division created with effect from 1 January 2014 is of a similar size to the ex Non-Core division, but the assets were selected on a different basis and no direct comparisons should be drawn. RCR assets were selected on the basis of long term capital intensity whereas the Non-Core assets were selected based on five strategic tests.

Going forward, as part of its external reporting, the Group will provide comprehensive and transparent disclosures on the progress of RCR, including funding and capital employed and released. Furthermore, a Board Oversight Committee ('BOC'), has been set up, reporting directly to the Group Board, to report on adherence to asset management principles and recommend changes to strategy where appropriate. The BOC comprises a quorum of any two of the Chairman of the Group Board, the Senior Independent Director, the Chair of the Group Audit Committee and the Chair of the Board Risk Committee.

While there are inevitable uncertain market and execution risks associated with running down such assets, it is RBS's aspiration, subject to shareholder value, to remove most of these assets and capital from the balance sheet in three years. RCR will target a reduction in funded assets to c.£23 billion by the end of 2014; to between £15 billion and £11 billion by the end of 2015 and to less than £6 billion by the end of 2016. RCR is expected to be Common Equity Tier 1 ('CET1') accretive over its life and neutral for shareholder value, taking into account future regulatory capital requirements.

Appendix 1 RBS Capital Resolution

The RCR pool of assets was forecast to be c.£38 billion and c.£116 billion RWAe(1) at its inception on 1 January 2014 based on 30 June 2013 data. Since this forecast was made:

•
£4.6 billion of impairments and other adjustments were recorded in respect of non-performing and other assets as a result of the change in realisation strategy noted above, with capital impact of £37 billion RWAe. The increased impairments relate to certain of the impaired or non-performing assets transferred to RCR, and reflect the revised holding strategy which has led to adverse changes in our estimates of future cash flows.

•
there were materially higher levels of disposal activity and recoveries (£5 billion) in Non-Core than had been forecast based on 30 June 2013 data, with a capital impact of £14 billion reduction in RWAe.

In aggregate these two factors reduced the opening funded assets by £9 billion to £29 billion and RWAe by £51 billion to £65 billion. This reduction in funded assets in the second half of the year, particularly the disposals, has also resulted in a corresponding decrease in the Group's funding requirements.

At 1 January 2014, 48% of the portfolio's funded assets are from Non-Core (excluding Ulster Bank), 17% from Ulster Bank (Core and Non-Core) and the remainder are from UK Corporate, International Banking and Markets.

£12 billion of assets with RWAe of £11 billion managed by Non-Core have been returned to the relevant Core divisions because they did not meet the risk and capital criteria for RCR.

RCR commenced on 1 January 2014 and its first results will be reported separately in the Group's first quarter 2014 results.

Roll forward of funded assets
	Note	£bn

Estimated balance at 30 June 2013		46.8
Disposals	(a)	(6.0)
Run-off	(b)	(4.8)
Impairments	(c)	(5.2)
Other	(d)	(1.9)

Balance at 31 December 2013		28.9

Notes:

(a)	Disposals in the second half of the year, predominantly in Non-Core.
(b)	Represents repayments and amortisations, partially offset by draw down of facilities across the portfolios.
(c)	Includes all impairments in the second half of 2013, predominately in Non-Core, and reflects increased impairments relating to the creation of RCR and the related strategy.
(d)	Other includes fair value adjustments, foreign exchange movements (£1.2 billion) and finalisation of the asset pool.

(1) RWA equivalent (RWAe) is an internal metric that measures the equity capital employed in divisions. RWAe converts both performing and non-performing exposures into a consistent capital measure, being the sum of the regulatory RWAs and the regulatory capital deductions, the latter converted to RWAe by applying a multiplier. The Group applies a CET 1 ratio of 10%, consistent with that used for divisional return on equity measure; this results in an FLB3 RWAe conversion multiplier of 10.

Appendix 1 RBS Capital Resolution

Roll forward of FLB3 RWAe
	Note	£bn

Estimated balance at 30 June 2013		136.8
Disposals	(a)	(11.9)
Run-off	(b)	(10.9)
Impairments	(c)	(45.1)
Other	(d)	(3.9)

Balance at 31 December 2013		65.0

Notes:
(a)	Includes all aspects relating to disposals including associated removal of deductions from regulatory capital.
(b)	Represents RWAe on repayments and amortisations, partially offset by draw down of facilities across the portfolios.
(c)	RWAe impairment charge.
(d)
Other includes fair value adjustments; changes to inputs for RWA calculation (including LGD, PD, and slotting category); the implementation of a new RWA model or modification of an existing model approved by the PRA, foreign exchange movements and finalisation of the asset pool.

The £18 billion decrease in funded assets in the second half of the year resulted in a significantly higher reduction of £72 billion in RWAe. This was due to:

•
impairments of £5 billion recognised in the second half of 2013 resulted in a lower capital deduction for the excess of expected loss over provisions. Allowing for a restriction in provisions allowable against expected losses, the benefit was £4.5 billion or £45 billion of RWAe.

•	disposals of £6 billion resulting in RWAe of £12 billion.

•	run-off of £5 billion with a corresponding RWAe of £11 billion.

Capital deductions comprised expected losses less impairment provisions (31 December 2013 - £1,774 million; 30 June 2013 - £6,047 million) and allocation of defined pension fund deficit (31 December 2013 - £58 million; 30 June 2013 - £38 million).

Additional details are set out on the following pages.

Appendix 1 RBS Capital Resolution

Impact of the revised strategy
The impact of the revised strategy on key metrics of the Group is set out below.
			Rest of the
	Group	RCR	Group
Funded assets	£bn	£bn	£bn

Non-Core	28.0	16.2	11.8
Ulster Bank	28.0	2.5	25.5
UK Corporate	105.0	5.3	99.7
International Banking	48.5	2.2	46.3
Markets	212.8	2.7	210.1
Other divisions	317.5	-	317.5

	739.8	28.9	710.9

Risk elements in lending

Non-Core	19.0	17.3	1.7
Ulster Bank	8.5	3.8	4.7
UK Corporate	6.2	2.3	3.9
International Banking	0.5	0.5	-
Markets	0.3	0.3	-
Other divisions	4.9	-	4.9

	39.4	24.2	15.2

Impairment provision

Non-Core	13.8	13.0	0.8
Ulster Bank	5.4	2.2	3.2
UK Corporate	2.8	0.9	1.9
International Banking	0.3	0.2	0.1
Markets	0.3	0.3	-
Other divisions	2.6	-	2.6

	25.2	16.6	8.6

Appendix 1 RBS Capital Resolution

Estimated funded assets (third party assets excluding derivatives or TPA) and RWAe of RCR
Analysis of the funded assets and RWAe of RCR at 31 December 2013 and the related position at 30 June 2013 (the starting point for the identification of the portfolios of RCR) are set out below.

	Non-performing (1)					Performing (1)					Total
	Gross	Net	RWAe		Capital	Gross	Net	RWAe		Capital	Gross	Net	RWAe		Capital
	TPA	TPA		RWA	deducts	TPA	TPA		RWA	deducts (2)	TPA	TPA		RWA	deducts
31 December 2013	£bn	£bn	£bn	£bn	£m	£bn	£bn	£bn	£bn	£m	£bn	£bn	£bn	£bn	£m

Non-Core	18.4	5.8	4.7	0.5	413	10.8	10.4	21.5	23.2	(170)	29.2	16.2	26.2	23.7	243
Core
Ulster Bank	3.9	1.8	6.3	0.2	610	0.8	0.7	1.9	1.9	3	4.7	2.5	8.2	2.1	613
UK Corporate	2.3	1.6	3.5	-	353	3.9	3.7	8.0	8.0	-	6.2	5.3	11.5	8.0	353
International Banking	0.5	0.4	1.8	-	178	1.9	1.8	4.5	4.3	23	2.4	2.2	6.3	4.3	201
Markets	0.4	0.1	0.9	-	91	2.6	2.6	11.9	8.6	331	3.0	2.7	12.8	8.6	422

Total Core	7.1	3.9	12.5	0.2	1,232	9.2	8.8	26.3	22.8	357	16.3	12.7	38.8	23.0	1,589

Total RCR	25.5	9.7	17.2	0.7	1,645	20.0	19.2	47.8	46.0	187	45.5	28.9	65.0	46.7	1,832

30 June 2013

Non-Core	22.3	11.8	39.4	2.2	3,716	17.9	17.9	31.6	38.4	(666)	40.2	29.7	71.0	40.6	3,050
Core
Ulster Bank	5.1	2.8	12.9	0.8	1,207	1.4	1.4	5.2	3.8	149	6.5	4.2	18.1	4.6	1,356
UK Corporate	2.9	2.5	7.6	-	762	4.6	4.6	12.3	9.6	265	7.5	7.1	19.9	9.6	1,027
International Banking	0.9	0.6	3.2	-	323	2.4	2.4	4.8	4.2	59	3.3	3.0	8.0	4.2	382
Markets	-	-	-	-	-	2.8	2.8	19.8	17.1	270	2.8	2.8	19.8	17.1	270

Total Core	8.9	5.9	23.7	0.8	2,292	11.2	11.2	42.1	34.7	743	20.1	17.1	65.8	35.5	3,035

Total RCR	31.2	17.7	63.1	3.0	6,008	29.1	29.1	73.7	73.1	77	60.3	46.8	136.8	76.1	6,085

Notes:
(1)	Performing assets are those with an internal asset quality band (AQ) of 1 - 9; and non-performing assets are in AQ 10 with a probability of default being 100%.
(2)	The negative capital deductions are a result of the latent loss provisions held in respect of the performing portfolio.

Appendix 2

Income statement reconciliations

Appendix 2 Income statement reconciliations

	Year ended
	31 December 2013			31 December 2012
	Managed	One-off items	Statutory	Managed	One-off items	Statutory
		reallocation			reallocation
	£m	£m	£m	£m	£m	£m

Interest receivable	16,740	-	16,740	18,530	-	18,530
Interest payable	(5,748)	(11)	(5,759)	(7,113)	(15)	(7,128)

Net interest income	10,992	(11)	10,981	11,417	(15)	11,402

Fees and commissions receivable	5,460	-	5,460	5,709	-	5,709
Fees and commissions payable	(942)	-	(942)	(833)	(1)	(834)
Income from trading activities	2,651	34	2,685	3,533	(1,858)	1,675
Gain on redemption of own debt	-	175	175	-	454	454
Other operating income	1,281	117	1,398	2,259	(2,724)	(465)

Non-interest income	8,450	326	8,776	10,668	(4,129)	6,539

Total income	19,442	315	19,757	22,085	(4,144)	17,941

Staff costs	(6,882)	(281)	(7,163)	(7,377)	(811)	(8,188)
Premises and equipment	(2,233)	(115)	(2,348)	(2,096)	(136)	(2,232)
Other administrative expenses	(2,947)	(4,297)	(7,244)	(2,899)	(2,694)	(5,593)
Depreciation and amortisation	(1,251)	(159)	(1,410)	(1,482)	(320)	(1,802)
Write-down of goodwill and other intangible assets	-	(1,403)	(1,403)	-	(124)	(124)

Operating expenses	(13,313)	(6,255)	(19,568)	(13,854)	(4,085)	(17,939)

Profit before impairment losses	6,129	(5,940)	189	8,231	(8,229)	2
Impairment losses	(8,432)	-	(8,432)	(5,279)	-	(5,279)

Operating (loss)/profit	(2,303)	(5,940)	(8,243)	2,952	(8,229)	(5,277)

Appendix 2 Income statement reconciliations

	Year ended
	31 December 2013			31 December 2012
	Managed	One-off items	Statutory	Managed	One-off items	Statutory
		reallocation			reallocation
	£m	£m	£m	£m	£m	£m

Operating (loss)/profit	(2,303)	(5,940)	(8,243)	2,952	(8,229)	(5,277)
Own credit adjustments (1)	(120)	120	-	(4,649)	4,649	-
Payment Protection Insurance costs	(900)	900	-	(1,110)	1,110	-
Interest Rate Hedging Products redress and related costs	(550)	550	-	(700)	700	-
Regulatory and legal actions	(2,394)	2,394	-	(381)	381	-
Integration and restructuring costs	(656)	656	-	(1,415)	1,415	-
Gain on redemption of own debt	175	(175)	-	454	(454)	-
Write-down of goodwill	(1,059)	1,059	-	(18)	18	-
Asset Protection Scheme (2)	-	-	-	(44)	44	-
Amortisation of purchased intangible assets	(153)	153	-	(178)	178	-
Strategic disposals	161	(161)	-	113	(113)	-
Bank levy	(200)	200	-	(175)	175	-
Write-down of other intangible assets	(344)	344	-	(106)	106	-
RFS Holdings minority interest	100	(100)	-	(20)	20	-

Loss before tax	(8,243)	-	(8,243)	(5,277)	-	(5,277)
Tax charge	(382)	-	(382)	(441)	-	(441)

Loss for continuing operations	(8,625)	-	(8,625)	(5,718)	-	(5,718)
Profit/(loss) from discontinued operations, net of tax	148	-	148	(172)	-	(172)

Loss for the period	(8,477)	-	(8,477)	(5,890)	-	(5,890)
Non-controlling interests	(120)	-	(120)	136	-	136
Preference share and other dividends	(398)	-	(398)	(301)	-	(301)

Loss attributable to ordinary and B shareholders	(8,995)	-	(8,995)	(6,055)	-	(6,055)

Notes:
(1)	Reallocation of £35 million gain (2012 - £1,813 million loss) to income from trading activities and £155 million loss (2012 - £2,836 million loss) to other operating income.
(2)	Reallocation to income from trading activities.

Appendix 2 Income statement reconciliations

	Quarter ended
	31 December 2013			30 September 2013			31 December 2012
	Managed	One-off items	Statutory	Managed	One-off items	Statutory	Managed	One-off items	Statutory
		reallocation			reallocation			reallocation
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest receivable	3,973	-	3,973	4,207	-	4,207	4,439	-	4,439
Interest payable	(1,206)	(3)	(1,209)	(1,424)	(3)	(1,427)	(1,663)	(3)	(1,666)

Net interest income	2,767	(3)	2,764	2,783	(3)	2,780	2,776	(3)	2,773

Fees and commissions receivable	1,370	-	1,370	1,382	-	1,382	1,374	-	1,374
Fees and commissions payable	(244)	-	(244)	(238)	-	(238)	(244)	(1)	(245)
Income from trading activities	162	15	177	599	(155)	444	571	(97)	474
(Loss)/gain on redemption of own debt	-	(29)	(29)	-	13	13	-	-	-
Other operating income	(115)	146	31	368	(333)	35	365	(138)	227

Non-interest income	1,173	132	1,305	2,111	(475)	1,636	2,066	(236)	1,830

Total income	3,940	129	4,069	4,894	(478)	4,416	4,842	(239)	4,603

Staff costs	(1,539)	(2)	(1,541)	(1,758)	(137)	(1,895)	(1,379)	(277)	(1,656)
Premises and equipment	(614)	(86)	(700)	(540)	(4)	(544)	(524)	(68)	(592)
Other administrative expenses	(785)	(3,175)	(3,960)	(683)	(420)	(1,103)	(685)	(1,821)	(2,506)
Depreciation and amortisation	(309)	(27)	(336)	(305)	(33)	(338)	(360)	(138)	(498)
Write down of goodwill and other intangible assets	-	(1,403)	(1,403)	-	-	-	-	(124)	(124)

Operating expenses	(3,247)	(4,693)	(7,940)	(3,286)	(594)	(3,880)	(2,948)	(2,428)	(5,376)

Profit/(loss) before impairment losses	693	(4,564)	(3,871)	1,608	(1,072)	536	1,894	(2,667)	(773)
Impairment losses	(5,112)	-	(5,112)	(1,170)	-	(1,170)	(1,454)	-	(1,454)

Operating (loss)/profit	(4,419)	(4,564)	(8,983)	438	(1,072)	(634)	440	(2,667)	(2,227)

Appendix 2 Income statement reconciliations

	Quarter ended
	31 December 2013			30 September 2013			31 December 2012
	Managed	One-off items	Statutory	Managed	One-off items	Statutory	Managed	One-off items	Statutory
		reallocation			reallocation			reallocation
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Operating (loss)/profit	(4,419)	(4,564)	(8,983)	438	(1,072)	(634)	440	(2,667)	(2,227)
Own credit adjustments (1)	-	-	-	(496)	496	-	(220)	220	-
Payment Protection Insurance costs	(465)	465	-	(250)	250	-	(450)	450	-
Interest Rate Hedging Products redress and related costs	(500)	500	-	-	-	-	(700)	700	-
Regulatory and legal actions	(1,910)	1,910	-	(99)	99	-	(381)	381	-
Integration and restructuring costs	(180)	180	-	(205)	205	-	(567)	567	-
(Loss)/gain on redemption of own debt	(29)	29	-	13	(13)	-	-	-	-
Write-down of goodwill	(1,059)	1,059	-	-	-	-	(18)	18	-
Amortisation of purchased intangible assets	(35)	35	-	(39)	39	-	(32)	32	-
Strategic disposals	168	(168)	-	(7)	7	-	(16)	16	-
Bank levy	(200)	200	-	-	-	-	(175)	175	-
Write-down of other intangible assets	(344)	344	-	-	-	-	(106)	106	-
RFS Holdings minority interest	(10)	10	-	11	(11)	-	(2)	2	-

Loss before tax	(8,983)	-	(8,983)	(634)	-	(634)	(2,227)	-	(2,227)
Tax credit/(charge)	377	-	377	(81)	-	(81)	(39)	-	(39)

Loss from continuing operations	(8,606)	-	(8,606)	(715)	-	(715)	(2,266)	-	(2,266)
Profit/(loss) from discontinued operations, net of tax	15	-	15	(5)	-	(5)	(345)	-	(345)

Loss for the period	(8,591)	-	(8,591)	(720)	-	(720)	(2,611)	-	(2,611)
Non-controlling interests	3	-	3	(6)	-	(6)	108	-	108
Preference share and other dividends	(114)	-	(114)	(102)	-	(102)	(115)	-	(115)

Loss attributable to ordinary and B shareholders	(8,702)	-	(8,702)	(828)	-	(828)	(2,618)	-	(2,618)

Note:
(1)
Reallocation of £15 million gain (Q3 2013 - £155 million loss; Q4 2012 - £98 million loss) to income from trading activities and £15 million loss (Q3 2013 - £341 million loss; Q4 2012 - £122 million loss) to other operating income.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 February 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary